SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Eyenovia, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

30234E 104

(CUSIP Number)

Shuhei Yoshida

3-1-9 Kawaramachi, Chuo-ku

Osaka 541-0048, Japan

+81-6-6201-2512

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 9, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30234E 104

1	Names of Reporting Persons. Shuhei Yoshida
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,334 (1)
	8	Shared Voting Power 1,738,566 (2)
	9	Sole Dispositive Power 13,334 (1)
	10	Shared Dispositive Power 1,738,566 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,751,900 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11) 6.8%
14	Type of Reporting Person IN

(1)	Includes 13,334 shares of common stock held by Shuhei Yoshida directly.
(2)	Includes 1,738,566 shares of common stock held by Senju Pharmaceutical Co., Ltd. Senju Pharmaceutical Co., Ltd. is owned by the family of Shuhei Yoshida and, therefore, he may be deemed to have beneficial ownership of the shares of common stock held by Senju Pharmaceutical Co., Ltd.

CUSIP No. 30234E 104

1	Names of Reporting Persons. Senju Pharmaceutical Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,738,566
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,738,566
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,738,566
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person OO

AMENDMENT NO. 1 TO SCHEDULE 13D

Explanatory Note: This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Shuhei Yoshida and Senju Pharmaceutical Co., Ltd., a Japanese company (“Senju” and collectively with Shuhei Yoshida, the “Reporting Persons”) on February 20, 2018 (the “Schedule 13D”), relating to the beneficial ownership of Common Stock of Eyenovia, Inc. (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 2. Identity and Background

Item 2 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

(a)	This statement is filed by

(i)	Shuhei Yoshida, a former member of the Issuer’s Board of Directors (“Board”); and

(ii)	Senju, which is the holder of approximately 6.7% of the issued and outstanding shares of Common Stock as of August 20, 2021.

Senju is owned by the family of Shuhei Yoshida and, therefore, he may be deemed to have beneficial ownership of the shares of common stock held by Senju.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The business address of each of the Reporting Persons is 3-1-9 Kawaramachi, Chuo-ku, Osaka 541-0048, Japan,.

 (c) Shuhei Yoshida’s principal occupation is to serve as President of Senju. Senju is an ophthalmology pharmaceutical company.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

On January 29, 2018, 1,333,333 shares of Common Stock were issued to Senju upon automatic conversion of the Issuer’s Series A preferred stock at the time of the Issuer’s initial public offering (“IPO”). Such shares of Series A preferred stock were purchased with Senju’s working capital on April 1, 2015 at a purchase price of $3.75 per share.

On January 29, 2018, 285,233 shares of Common Stock were issued to Senju upon automatic conversion of the Issuer’s Series B preferred stock at the time of the Issuer’s IPO. Such shares of Series B preferred stock were purchased with Senju’s working capital on July 31, 2017 at a purchase price of $6.98 per share.

On January 29, 2018, Senju purchased 100,000 shares of Common Stock in the IPO at a purchase price of $10.00 per share.

Senju is owned by the family of Shuhei Yoshida and, therefore, he may be deemed to have beneficial ownership of the shares of Common Stock held by Senju.

On May 14, 2019, Shuhei Yoshida acquired 33,334 shares of Common Stock as a result of fully-exercising a stock option award at a purchase price of $1.95 per share.

On July 9, 2021, Shuhei Yoshida sold 20,000 shares of Common Stock to Senju for an aggregate purchase price of¥12,009,636 Japanese yen.

Item 4. Purpose of the Transaction

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

On June 25, 2019, Shuhei Yoshida resigned from the Board effective immediately. Mr. Yoshida's decision to resign from the Board did not involve any disagreement with the Company, but rather was due to Mr. Yoshida's increasing responsibilities now as President of Senju.

Item 5.  Interest in Securities of the Issuer

Item 5 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 25,947,832 shares of Common Stock outstanding as of August 20, 2021) are as follows:

Shuhei Yoshida

a)		Amount beneficially owned: 1,751,900	Percentage: 6.8%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	13,334 (1)
	ii.	Shared power to vote or to direct the vote:	1,738,566 (2)
	iii.	Sole power to dispose or to direct the disposition of:	13,334 (1)
	iv.	Shared power to dispose or to direct the disposition of:	1,738,566 (2)

(1)	Includes 13,334 shares of Common Stock held by Shuhei Yoshida directly.
(2)	Includes 1,738,566 shares of Common Stock held by Senju Pharmaceutical Co., Ltd. Senju Pharmaceutical Co., Ltd. is owned by the family of Shuhei Yoshida and, therefore, he may be deemed to have beneficial ownership of the shares of Common Stock held by Senju Pharmaceutical Co., Ltd.

Senju Pharmaceutical Co., Ltd.

a)		Amount beneficially owned: 1,738,566	Percentage: 6.7%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	1,738,566
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	1,738,566
	iv.	Shared power to dispose or to direct the disposition of:	0

(c) Except as described the last paragraph of Item 3 and as otherwise described herein, the Reporting Person has not effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2021	/s/ Shuhei Yoshida
Shuhei Yoshida

Date: August 24, 2021	Senju Pharmaceutical Co., Ltd.

	By:	/s/ Shuhei Yoshida
Name: Shuhei Yoshida
Title: President